Exhibit 99.1

Copernic Inc. Announces 2010 First Quarter Results

Quebec City, Canada, April 27, 2010 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the first quarter ended March 31, 2010 (‘‘Q1 2010’’). Unless otherwise stated, all figures in this release are in US dollars. For comparison purposes, comparative figures have been re-casted to reflect the sale of Mamma.com and its AD Network.

Financial Highlights

▪
Revenues from continuing operations were $0.31 million for Q1 2010, compared to $0.51 million for Q1 2009. The variance is mainly explained by the decrease in licensing revenues in the corporate sale channel.

▪	Gross margin from continuing operations in Q1 2010 was 97% the same as Q1 2009.

▪
Expenses from continuing operations in the first quarter of 2010 were at $0.93 million compared to 1.1 million in the comparable period in 2009. During Q1 2010, an amount of $0.15 million was spent in relation with potential business acquisitions.  Excluding these fees, expenses for Q1 2010 amount to 0.78 million. The Company continues its effort to reduce its costs and maintains its cost reduction plan.

▪	Net loss from continuing operations in Q1 2010 was $0.6 million ($0.30 per share) compared to a net loss of $0.4 million ($0.20 per share) for the same period in 2009.

▪	Liquidities sufficient to meet normal operating requirements until end of 2010 were at $3.4 million as of March 31, 2010, compared to $5.1 million as of March 31, 2009.

Recent Highlights

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (‘‘Fanotech’’) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M. and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M. subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

As at March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit will be reimbursed if the transaction with Sunbay is not closed. In the Q1 2010 financial statements, this deposit was accounted for as a prepaid expense.

“Our sales shortfall compared to last year was the result of unfavorable economic conditions, particularly in corporate sales. However we have noticed an increase in activities and we continue to execute our marketing strategy”, stated Mr. Marc Ferland President and CEO of Copernic.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com. With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1271
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheets

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at March 31, 2010	As at December 31, 2009
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash	150,663	465,949
Temporary investments	3,305,631	3,504,930
Accounts receivable	88,763	256,110
Income taxes receivable	382,633	337,802
Balance of sale receivable	661,281	655,131
Prepaid expenses	286,546	118,149
	4,875,517	5,338,071
Balance of sale receivable	3,589,982	3,694,060
Property and equipment	100,030	115,110
Intangible assets	185,067	202,597
Goodwill	3,362,003	3,362,003
	12,112,599	12,711,841
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,050,661	1,010,140
Deferred revenue	92,086	103,668
Deferred rent	146	1,534
Current portion of obligations under capital leases	33,111	50,630
	1,176,004	1,165,972
Obligations under capital leases	8,033	7,906
Future income taxes	40,862	45,146
Commitments
Shareholders’ Equity
Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,913 (2,091,437 as at December 31, 2009) common shares	96,557,218	96,556,485
Contributed Surplus	5,874,948	5,853,737
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(92,105,603)	(91,478,542)
	10,887,700	11,492,817
	12,112,599	12,711,841

Copernic Inc.
Condensed Consolidated Statements of Operations
(unaudited)

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31,
	2010	2009
	$	$
Revenues	311,635	513,430
Cost of revenues	8,242	13,200

Gross Margin	303,393	500,230
Expenses
Marketing, sales and services	155,989	163,187
General and administration	599,117	614,678
Product development and technical support	274,927	276,573
Amortization of property and equipment	17,430	26,200
Amortization of intangible assets	19,303	177,757
Write-downs and settlement costs	-	-
Restructuring charges	-	20,412
Interest and other income	(151,163)	(14,419)
Gain on disposal of an investment	-	(169,239)
Loss (gain) on foreign exchange	19,135	(7,985)
	934,738	1,087,164

Loss from continuing operations before income taxes and discontinued operations	(631,345)	(586,934)

Current income taxes	-	1,498
Future income taxes	(4,284)	(178,693)
Recovery of income taxes	(4,284)	(177,195)

Loss from continuing operations	(627,061)	(409,739)

Results of discontinued operations, net of income taxes	-	279,569

Net loss for the period	(627,061)	(130,170)
Basic and diluted loss / share - continuing operations	(0.30)	(0.20)
Basic and diluted earnings / share - discontinued operations	-	0.13
Basic and diluted net loss/ share	(0.30)	(0.06)

Copernic Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31,
	2010	2009
	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(627,061)	(409,739)
Adjustments for
Amortization of property and equipment	17,430	26,200
Amortization of intangible assets	19,303	177,757
Employee stock-based compensation	21,211	25,545
Gain on disposal of an investment	-	(169,239)
Future income taxes	(4,284)	(178,693)

Accreted interest on balance of sale receivable	(147,189)	-
Unrealized loss (gain) on foreign exchange	1,119	(2,038)
Net change in non-cash working capital items	(18,330)	304,492
Cash used for operating activities from continuing operations	(737,801)	(225,715)
Cash used for discontinued operations	-	(182,027)
Cash used for operations	(737,801)	(407,742)

Investing activities
Proceeds on the disposal of an investment	-	169,239
Purchase of intangible assets	(1,773)	(602)
Purchase of property and equipment	(2,350)	(10,925)
Net decrease in temporary investments	-	(1,001,336)
Cash used for continuing operations	(4,123)	(843,624)

Cash provided in discontinued operations	245,116	-
Cash provided from (used for) investing activities	240,993	(843,624)

Financing activities
Issuance of capital stock	733	-
Repayment of obligations under capital leases	(18,510)	(13,487)
Cash used for financing activities	(17,777)	(13,487)

Net change in cash during the period	(514,585)	(900,799)
Cash and cash equivalents – Beginning of period	3,970,879	2,067,705
Cash and cash equivalents – End of period	3,456,294	1,166,906
Cash and cash equivalents comprise:
Cash	150,663	1,166,906

Temporary investments	3,305,631	4,006,563

Less: temporary investments with maturity date in excess of 3 months from date of issuance	-	(4,006,563)
	3,456,294	1,166,906

Supplemental cash flow information - continuing operations
Cash paid for interest	1,667	2,657
Cash paid for income taxes	-	1,498